EXHIBIT 11

COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

	Year Ended December 31,
	2004	2003	2002
Diluted net income (loss) per share:
Net income (loss) to common shareholders	$(3,932,000)	$5,399,000	$16,705,000

Weighted average number of shares outstanding	8,462,950	8,651,500	9,905,900
Net effect of dilutive put option agreements based on the reverse treasury method	—	—	16,500
Net effect of dilutive stock options based on treasury stock Method	—	115,900	126,700
Total average shares	8,462,950	8,767,400	10,049,100
Fully diluted net income (loss) per share	$(0.46)	$0.62	$1.66